Exhibit 99.41

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of Fire & Flower Holdings Corp. (the “Corporation”) will be held on Monday, June 15, 2020 at 2:00 p.m. (Toronto time). This year, to deal with the public health impact of COVID-19, the Corporation is conducting an online only shareholders’ meeting.

Registered Shareholders (as defined in the accompanying information circular (the “Information Circular”) under the heading “Voting at the Meeting”) and duly appointed proxyholders can attend the meeting online at https://web.lumiagm.com/266364910 where they can participate, vote, or submit questions during the meeting’s live webcast.

The Meeting is being held for the following purposes:

(a)	to receive the audited consolidated financial statements of the Corporation as at February 1, 2020 and for the period from February 3, 2019 to February 1, 2020 together with the auditors’ report thereon;

(b)	to fix the number of directors of the Corporation to be elected at the Meeting at seven (7);

(c)	to elect the directors of the Corporation for the ensuing year;

(d)	to reappoint PricewaterhouseCoopers LLP as the auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation (the “Board”) to fix their remuneration and terms of engagement;

(e)	to consider, and if thought advisable, to pass, with or without amendment, an ordinary resolution authorizing and approving, the proposed issuance of 8,200 8.0% $1,000 principal amount secured convertible debentures of the Corporation upon the conversion of 8,200 subscription receipts of the Corporation;

(f)	to consider, and if thought advisable, to pass, with or without amendment, an ordinary resolution authorizing and approving, the proposed issuance of up to 5,650,000 common shares in satisfaction of certain interest payable on up to 28,000 8.0% $1,000 principal amount secured convertible debentures of the Corporation; and

(g)	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Information Circular provides additional information relating to each of the matters to be addressed at the Meeting. Shareholders are directed to read the Information Circular carefully and in full to evaluate the matters to be considered at the Meeting.

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The record date for the determination of shareholders of the Corporation entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is May 11, 2020 (the “Record Date”). Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a Registered Shareholder and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof, please date, sign and return the accompanying form of proxy (the “Proxy”) for use at the Meeting or any adjournment(s) or postponement(s) thereof in accordance with the instructions set forth in the Proxy and Information Circular.

If you are a Non-Registered Beneficial Shareholder, a voting information form (also known as a VIF), instead of a form of proxy, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your Common Shares. Non-registered beneficial Shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting virtually as guests, but guests will not be able to vote at the Meeting.

DATED at Toronto, Ontario this 11th day of May, 2020.

BY ORDER OF THE BOARD

(signed) “Trevor Fencott”
President, Chief Executive Officer and Director